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                                  Filed by Perry Ellis International Pursuant to
                                   Rule 425 under the Securities Act of 1933, as
                                     amended, and deemed filed under Rule 14a-12
                                   under the Securities Exchange Act of 1934, as
                                                                        amended.

                                             Subject Company: Salant Corporation
                                                   Commission File No. 001-06666

                                                       PERRY ELLIS INTERNATIONAL
                                                     Moderator: Rosemary Trudeau
                                                            03-11-03/10:00 am CT
                                                             Confirmation #16161
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                            PERRY ELLIS INTERNATIONAL

                           Moderator: Rosemary Trudeau
                                 March 11, 2003
                                   10:00 am CT

Operator:             Good morning.  My name is (Amay) and I will be your
                      conference facilitator today. At this time I would like to welcome everyone to the Perry Ellis Yearend conference call.

                      All lines have been placed on mute to prevent any background noise. After the speakers' remarks there will be a question and answer period. If you would like to ask a question during this time simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question press the pound key. Thank you.

                      Miss Trudeau, you may begin your conference.

Rosemary Trudeau:     Thank you operator.  Good morning ladies and gentlemen and welcome to the Perry Ellis International 4th Quarter and
                      Yearend Fiscal 2003 conference call. We're sorry for the slight technical delay.

                      At this time all participants are in a listen-only mode. Later we will conduct a question and answer session.

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                                                       PERRY ELLIS INTERNATIONAL
                                                     Moderator: Rosemary Trudeau
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                      You should have received a copy of the press release that
                      contained the income statement and the balance sheet which was released last night. If you have not received a copy of the press release, please contact my office at 305-418-1247 and we will fax one out to you immediately. Again the number for assistance is 305-418-1247.

                      Before we begin I would like to remind you that some of the comments made on the call, either as (unintelligible) or prepared remarks, or in response to your questions, may contain forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information is subject to risks and uncertainties as described in the press release and in documents filed with the SEC.

                      Joining us today for this call from Perry Ellis International are George Feldenkreis, Chairman and Chief Executive Officer, Oscar Feldenkreis, President and Chief Operating Officer, and (Tim) Page, Chief Financial Officer. I would now like to turn the call over to George Feldenkreis, Chairman and Chief Executive Officer.

George Feldenkreis:   Thank you Rosemary and good morning everyone. I'm happy to report that we have just closed one of the most important years in our Company's history. Not only did we achieve great operating results for the year but we successfully integrated the Johnson acquisition and entered into a transaction to acquire Salant Corporation, our single largest licensee, nearly doubling the size of the Company.

                      We are building one of our industry's strongest companies in a methodical and thoughtful way. This last year was the beginning to a number of significant opportunities.

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                                                       PERRY ELLIS INTERNATIONAL
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                      First, these transactions will make us a much more
                      important resource to our customers. We are proud that we're one of the companies that understood early on the mega-trend effect in retail and wholesale distribution in the modern world.

                      It was evident years ago that retailer as public companies would be compared to consolidate and grow in order to be able to increase the profits since market share grows at a very small percentage per year. The trend in retail consolidation must result in the same trend in wholesale consolidation.

                      It is only now that this is clear to everybody, but the wholesale consolidation trend has really just started. We anticipate that much stronger and bigger companies will emerge from this period of change.

                      The Salant acquisition not only brings in-house a major component of (unintelligible) managed business, but Salant also acquired in the last few years several other important brands, thus enhancing the opportunities for further growth.

                      For example Axis is a great brand that represents the California lifestyle and has great presence on Nordstrom and other high-end specialty stores. (Dreco Centrofile), another brand that we are acquiring, is probably one of the best known names in high fashion sweater business. The collection commands great presence at Sax, Nordstrom and other upper end retailers.

                      Additionally Salant is a licensee for Ocean Pacific men's sportswear as well as Janco Sportswear. These brand provide new avenues for growth for the future of your Company.

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                      For the first time ever the Perry Ellis brand will be able to have one management with a consistent message to the consumer. Excellent product and execution is key to managing and growing this business, and we are now in a position to ensure that it's executed at the highest level.

                      All these acquisitions give us the opportunity to pursue growth in a variety of areas, by gender, brand and product category, that we did not have a year ago. The scope of our business substantially broadened and we will take advantage of the opportunities that this provides.

                      Finally we have a significant opportunity to leverage cost savings in operations through better sourcing and economies of scale throughout the Company. We believe we have an excellent opportunity to generate greater profitability for both the short and the long-term.

                      As we all know we are going through an economic slowdown, probably caused by higher oil prices and the uncertainty of the international situation. It is a very challenging environment, but our business continues to perform well. We believe that this is a result of our disciplined approach to inventory, prudent asset management, a well diversified mix of businesses and brands, a stable or strong brand and excellent design and sourcing capabilities.

                      Our inventory, excluding Jantzen, is 30% down compared to a year ago. Our receivables are also in great shape. We believe that this financial discipline has and will continue to result in an improved bottom line. After the closing of the Salant transaction sometime in June we will be managing 25 major brands which will provide 25 avenues for continued growth.

                      We have reported fully diluted earnings per share of $1.65 for the full fiscal year, a 65% increase versus last year $1.01, and in line with our previous

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                      guidance. During the fourth quarter the swim business
                      contributed approximately $80 million in sales out of the $97 million in sales.

                      While we are pleased with our fourth quarter result, it is even more important our business continues momentous as we begin fiscal 2004. Bookings as of the end of last month, February 2003, are approximately $140 million.

                      The progress of several of our new initiatives and the pace and progress of integration for our Jantzen business are going well. We believe that our swimwear business will grow significantly by the fourth quarter of this fiscal year and the beginning of next year.

                      Salant business is healthy and we are very excited about the many opportunities that a combination of our capabilities will bring to the table. We are looking forward to an increased marketing presence to support our growing business issue. We are committed to raising the profile of our brands, and we believe that the Perry Ellis brand is at the threshold of its great gross possibilities.

                      As we have said before we are focused on achieving the billion dollar sales mark as an intermediate term goal, and we believe that we have the opportunity to generate significant improvements on the profitability along the way. This Company has always been focused, and will continue to be focused, in making sure that shareholder values continue to increase.

                      I would like to thank all of our shareholders, as well as our management, employees, associates and directors, for their support, their hard work and guidance. Thank you all. And I would like to turn over the call to Oscar to discuss some more specifics.

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Oscar Feldenkreis:    Let me begin with a few words about the retail environment in which we're operating currently. As many of you know the retail environment is challenging and menswear in particularly is relatively lackluster.

                      We are very fortunate to be one of the few standout companies in the industry right now with respect to sell-throughs and margin performance. Our swim division, which is driven primarily by Jantzen, Nike and Tommy Hilfiger brands, contributed favorable results for our fourth quarter.

                      We are very optimistic as we move into the premier swim selling season as well as the growth prospect for the future into men's swim, men's sportswear and ladies accessories. We feel that we're just scratching the surface of what we can do with these brands and the infrastructure.

                      Our Hispanic-inspired brands have exceeded our expectation for the quarter and the year. Cubavera, which is available in major department stores such as Federated and May Company and Habanero in key retailers such as J.C. Penney as Kohl's.

                      Our Hispanic-inspired designs attract both the Hispanic customer and the fashion consumer who is responding to the cultural influences of the Latinos on today's pop culture. We see this category growing further through product extensions such as women's swim and licensing opportunities such as footwear and boyswear.

                      Both our Natural Issue and Munsingwear traditional menswear brand were strong contributors within the organization realizing significant increases over last year. These brands could be found at key retailers such as J.C. Penney, Kohl's, State Stores and Sears.

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                      The dress category business continues to grow in
                      importance as America becomes less casual within the workplace. Our John Henry brand is performing extremely well on retail. We see continuous growth in this brand via our licensing opportunities and further product extensions into pants and possibly dress shirts.

                      Our golf brands, such as Ping and Grand Slam, were important to our fourth quarter results. Ping in particularly returned substantial increases over the same quarter last year. Though Grand Slam was down for last year, that trend is expected to be reversed in the Spring season with an overwhelming response to our new collection of product which focuses on functional features and performance fabrics.

                      The ASI, or premium channels of distribution, added significant growth over the last year, both in the quarter and the year driven by powerful brands such as Perry Ellis Ping and Nautica.

                      With respect to marketing we've expanded the Company's program over the course of the year with signing on several high profile celebrities, including boxing champion, Oscar de la Hoya as a spokesman for companies John Henry's men's apparel line. Tito Puentez, Jr. who will be our spokesperson for the Habanero brand, and former British Open champion, Mark Calcavecchia to represent the Company's Ping Collection Gold Apparel line. The visibility these endorsement deals lend to our brands is significant and we're very pleased with it.

                      Before I turn over the call to (Tim) Page I'd like to say a few words about our focus over the course of the coming year. We'll be working hard to smoothly integrate the Salant acquisition. We've been spending a lot of time with their people, many of whom we've known for some time. I think that everyone on

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                    both sides of the deal is excited about the potential we
                    have for growth and improvement.

                    So far this process has gone very well, and we're feeling very good about our ability to continue to execute the basic business strategy and layer on improvements and processes, synergies between our organization and new growth opportunity.

                    I'd like to turn over the call to (Tim) Page, our CFO.

Timothy Page:       Thanks Oscar. Total revenue for the fourth quarter was a
                    record for us. It increased 44% over last year to $86.6 million. For the full year revenues were $305.8 million, also a record, which represented an increase of 10% over last year's $278 million total.

                    The top line sales growth was driven primarily by strong shipments of Jantzen in the fourth quarter, the first quarter since we acquired Jantzen in March of 2002 that saw any appreciable deliveries of Jantzen product.

                    Our industry experienced another difficult year at retail and, which combined with global economic conditions, contributed to actual price deflation in some categories. In fact in our core non-Jantzen business we actually shipped about 6% more total units than last year.

                    About half of this increase is attributable to shifts in product mix, the other half related to price deflation. With our top line flat with last year, we believe we actually achieved increases in market share for a number of our brands.

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                      Royalty income for the quarter increased slightly to $7.6
                      million for the fourth quarter versus $7.4 million last year. For the full fiscal year, royalty income increased 8% over last year's $28.8 million - or to $28.8 million.

                      About half of the increase in royalty income was attributable to new licenses we acquired in the Jantzen acquisition. The other half of the increase came from strong performance of several of our Perry Ellis licensees, particularly footwear, fragrances and the Salant Perry Ellis business.

                      Overall gross profit dollars for the quarter were $28.1 million this year versus $21.2 million for the same period last year, an increase of 33%. For the year gross profit dollars increased 16.7%, or $14.5 million to $101 million.

                      The increase in gross profit dollars for the year was driven by three major factors. First, sales of Salant - sales of Jantzen product accounted for about 65%, or $10-1/2 million of this increase.

                      Second, and very significant, in spite of flat sales and the increase in units sold I mentioned earlier, gross profit margins on our non-core - non-Jantzen business--wholesale business--actually improved a full 1.2% this fiscal year. This improvement in gross margin percent accounted for about 20% of our overall improvement in gross profit dollars.

                      Finally, the remaining 15% improvement in gross profit dollars is attributable to an increase in royalty income.

                      Selling, general and administrative expenses for the year, excluding depreciation and amortization, increased $8.4 million to $63.9 million, as compared to $55.5 million last year, an increase of 15%.

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                                                       PERRY ELLIS INTERNATIONAL
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                      The Jantzen acquisition accounts for all of this increase.
                      In fact, selling and general and administrative expenses for Jantzen were $10.4 million, and SG&A for the non-Jantzen business actually decreased $2 million, or about 4%, a significant decrease in light of the fact that as I stated before unit shipments increased.

                      This decrease in SG&A expense in our core business, coupled with improved gross margins, provides strong evidence of the focus and continuing emphasis we place on managing and reducing our costs.

                      Fully diluted earnings per share for the fourth quarter were 40 cents per share as compared to 15 cents per share in the fourth quarter last year. For the year earnings per share were $1.65, as compared to $1.01 last year.

                      As of January 31, borrowings under our revolving credit facility were approximately $23 million and were attributable entirely to seasonal Jantzen working capital requirements as the fourth and first quarters account for the vast majority of swimwear shipments. We would expect these seasonal borrowings to be zero towards the end of May, at which point, absent the Salant acquisition, we would run positive cash balances through December of next winter.

                      Inventories at yearend were $51.3 million compared to $45.4 million at the end of last year. The yearend inventories were comprised of approximately $19 million of Jantzen inventory with the balance of the inventories of $32-1/2 million, a decrease of almost 30% from last year's levels.

                      Accounts receivable at yearend were $79.5 million, compared to $50.4 million last year, an increase of $29 million, almost all of the increase caused by the

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                      increase in shipments we experienced in the fourth quarter this year versus last year.

                      With respect to guidance, we continue to be comfortable with fiscal 2004 revenue forecast of $470-$480 million, net income in the $21 million range with fully diluted earnings per share of approximately $2.60 per share. These full year projections assume that the Salant transaction closes in the middle of June of this year, and fully takes into account all the new shares that will be issued in conjunction with that transaction.

                      As for the first quarter we expect revenues in the $90-$100 million range and fully diluted earnings per share of 85 to 90 cents per share. We expect to file the S-4 Joint Proxy Registration Statement in the next few days for the Salant transaction.

                      In conclusion to recap the year, in the face of a very difficult year for our industry and global socioeconomic uncertainties we maintain the top line in our core business and were able to ship a significant increase in unit volume and gain market share. We were able to significantly increase our branded business and decrease our reliance on private label business.

                      We improved our overall gross margins. We decreased SG&A expenses and inventories significantly. We acquired and integrated Jantzen, an acquisition that provides entirely new distribution and product categories for future growth.

                      We seamlessly installed an entirely new ERP system, one which will provide an infrastructure foundation as we continue to grow our business. And last but certainly not least we successfully reached an agreement to acquire Salant.

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                    Thank you and I'll now turn the call back over to Rosemary.

Rosemary Trudeau:   We'd now like to open the call for question and answer.

Operator:           Thank you and at this time I would like to remind everyone in order to ask a question please press star then the number
                    1 on your telephone keypad. We'll pause for just a moment to compile the Q&A roster.

                    Your first question comes from (John Demossi).

(John Demossi):     Hi. When the Salant deal was announced there was a provision in there that Salant has to reach a certain level of EBITDA.
                    And can you tell us if that was definitively obtained?

Timothy Page:       Yeah, they exceeded that level.

(John Demossi):     Great, great. And can you tell us the status of any other
                    approvals? I don't know if you had any Hart-Scott filing or any other kind of regulatory approvals. Have you made any of those filings and heard back on those?

Timothy Page:       We're in the process I believe of finalizing the HSR filing and we don't expect any issues with it. But we haven't received that filing. As I said previously the S-4 Joint
                    Proxy Registration will be filed hopefully with the SEC at the end of this week. And that process will take 30 to 60, 70 days.

(John Demossi):     Right. Okay. And just lastly, I think you said you were
                    going to borrow $30-$40 million net of the Salant cash to do that deal. Has that - are those funds committed? Is there committed financing?

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Timothy Page:         Yes, we have a commitment for $110 million credit facility from our existing bank group.

(John Demossi):       Great. Thanks very much.

Operator:             Again I would like to remind everyone, in order to ask a
                      question please press star then the number 1 on your telephone keypad. Your next question comes from (Paul
                      Ross).

(Paul Ross):          (Tim) and George and Oscar, hi. How many shares do you
                      propose to issue for the Salant transaction, and are those shares in some way restricted from being freely tradable?

Timothy Page:         The actual number of shares that will get issued is a
                      function of taking the average share price 20 days before closing and basically, whatever that share price is, you divide $39 million by that number of - share price. And that tells you how many shares we'll issue.

(Paul Ross):          Okay.

Timothy Page:         And there are no restrictions on the Salant shareholders.

(Paul Ross):          Thank you very much.

Operator:             Your next question comes from (Jeff Stewart).

(Jeff Stewart):       Thank you. (Tim) did you do a slight restatement to the Q4
                      `01 numbers?

Timothy Page:         A slight restatement?

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(Jeff Stewart):       Yeah, because my - well I guess restatement might not be
                      the right word. But the numbers I had in the (unintelligible) of it that dropped in from reporting were slightly higher on the operating margin side than what is on the press release. I just didn't know if you had restated.

Timothy Page:         No, we haven't restated anything.

(Jeff Stewart):       Okay. Was there any adjustment to that number at all, or
                      in the way you've presented it on the press release?

Timothy Page:         No, I don't believe so (Jeff).

(Jeff Stewart):       Okay.

George Feldenkreis:   (Unintelligible)

(Jeff Stewart):       The other question...

George Feldenkreis:   (Jeff) one minute I have (Tony Margrionez) here, our
                      Controller. He had some comments on this.

(Tony Margrionez):    Yeah, it was a - there was a new EITF on the accounting
                      for certain types of advertising-related costs which we enacted effective in our fiscal year beginning Feb. 1, `02. And what that resulted in is a reclassification of the previous year's amount, in order to reclass from SG&A advertising expense and moving it out to net sales which would have had an effect on the operating margin - or on the gross margin for that quarter.

(Jeff Stewart):       Okay. Thank you.

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(Tony Margrionez):    So it's not a restatement, it's basically just showing you reclassification in order to conform to a new accounting pronouncement.

(Jeff Stewart):       Okay. The other question is, if you look at Q3 and 4 and
                      then what you expect in Q1, are you - what do you think you're on track for in terms of EBITDA contribution from Jantzen? Is that number still closer to 8, or are we backing off of that a little bit?

Timothy Page:         I think the number will be somewhere between 6 and 8. But
                      it's a little difficult to say because we really look at it on a full year run rate. And we - even with Q1 we didn't really have any sales in Q2 and Q3 which you would normally have with Jantzen.

                      So it's a little bit difficult to say, you know, what's the real run rate for Jantzen for last year because of the way we bought the business. We didn't - we only bought the 2003 season going forward.

(Jeff Stewart):       Okay.

Timothy Page:         So we basically had no sales last year in Q2 and Q3.

(Jeff Stewart):       Do you have any feel at all for - is it too early to tell
                      what the sell-through is like?

Timothy Page:         At Jantzen?

(Jeff Stewart):       Yes. At retail.

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Timothy Page:         Well we've heard that sell-throughs are good. I mean
                      maybe Oscar can comment a little bit better on it. I mean the weather isn't really cooperating all that well. But from what I've heard sell-throughs are reasonably good.

Oscar Feldenkreis:    (Jeff) wherever you can go swimming and the weather is
                      warm, business is good.

(Jeff Stewart):       And on a relative basis to the other lines, Jantzen and
                      Nike are holding their own or doing well?

Oscar Feldenkreis:    Yes, Nike's doing extremely well. And Jantzen, the South
                      Point line, which is the opening price point line, is doing extremely, extremely well. It's ahead of plan at retail. And Tommy is doing well, not only on its swim but also on the cover-up side. It's doing extremely well which is an expanded program that we've had - that we did this year.

(Jeff Stewart):       I wasn't allowed to look at the SI issue this last month.
                      Did any of the suits make the Sports Illustrated this year?

Oscar Feldenkreis:    Yeah, we have about four (Jeff).

(Jeff Stewart):       Okay.

George Feldenkreis:   Take a look at the Moxy magazine. We have four or five
                      Tommy swimsuit there.

(Jeff Stewart):       She won't let me read that one either.

Oscar Feldenkreis:    We'll send you copies of it complementary.

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(Jeff Stewart):       Oscar I have another question. Listening to the PVH call
                      last week, they actually said that once they settled the Christmas season with retailers that they were actually pleasantly surprised and had to go back and reverse some of the accruals that they had for the allowances in returns. And they sort of directed that at - or gave the reason for that as that inventories were so lean at retail that they really didn't have the markdowns that they had anticipated because inventories were so tight. Is that - did you experience some of that?

Oscar Feldenkreis:    No.

(Jeff Stewart):       No. Okay.

George Feldenkreis:   Our own department store business last year was only about
                      7% of total sales.

(Jeff Stewart):       Okay. All right. Thank you.

George Feldenkreis:   On the core business, not on the Jantzen side.

Timothy Page:         But (Jeff) you have to be a little careful with that,
                      because if you started with really, really poor expectations, you know, an improvement could be a little bit deceiving.

(Jeff Stewart):       No, I hear you. I'm just wondering if - how relative the
                      comment was. Actually that's what I was asking.

                      And Oscar you commented on the ASI business. Is there any way to comp that year-over-year or is it too difficult since you've added a couple of things during the year? You were only shipping Perry in the fourth quarter last year, right?

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George Feldenkreis:   Well, we - on the ASI for the year we are up from $10
                      million to $17 million. On the ASI business.

(Jeff Stewart):       And in that $10 million how many of the names were
                      (unintelligible).

George Feldenkreis:   Well we didn't have Nautica at that time last year. But
                      our Ping business was about flat or a little bit down because it was more matured. We had a big interest in the Perry business and we have all the Nautica new business.

(Jeff Stewart):       Okay.

George Feldenkreis:   That's why you show a substantial increase from $10
                      million to $17 million.

(Jeff Stewart):       Okay. Thank you.

Operator:             Your next question comes from (Paul Ross).

(Paul Ross):          Oscar while department store is only 7% of last year's
                      revenues, could you talk about department store sell-throughs in this fiscal year and what you expect to have between now and the summertime.

Oscar Feldenkreis:    Our business, as I mentioned to you before, the Hispanic
                      or Latin-inspired product category, Cubavera, is doing extremely, extremely well at retail (unintelligible). And as a matter of fact we are chasing that business currently today. So that is pure department store.

                      Our Grand Slam business, the basic, the core basic items, have done well. The fashion end of it, which are the Jacquards and so forth, have been a little

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                      bit weak in general. But the business - we only currently
                      have two brands besides the Perry license business, which is the acquisition of Salant. Our Cubavera business has been doing extremely well which is our biggest business in the department stores today.

(Paul Ross):          Thanks very much.

Operator:             At this time there are no further questions.

George Feldenkreis:   Well, it looks like we answered all the questions. So
                      thank you very much. We appreciate your support and look forward to continue working hard to continue to increase shareholder volume (unintelligible).

Operator:             I do apologize. Excuse me? You do have a question from
                      (Jonas Freisel).

George Feldenkreis:   It wasn't that good.

(Jonas Freisel):      No, you guys are doing a great job. Could you just give me some comfort factor, why you're so confident that you could do $2.60 this year. With all the uncertainties out there, what sort of cushions have you built in that makes you that comfortable?

George Feldenkreis:   I - let me - I think I can answer part of it, but maybe I
                      can bring some light into it. To begin with we at $1.65 we absorb about 12 to 15 cents of Jantzen losses. So without
                      - you can call it losses, you can call it investment for the future for this year. But in a normal year Jantzen should contribute rather than be - that costs us money. So without Jantzen we would have been closer to $1.80, anywhere between $1.75 and $1.80.

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                      Jantzen should contribute something. We feel that should
                      be in the 20 to 25 cents roughly. And we feel that the Salant acquisition with all the brands and all that for the half - the second half of the year, which is what we are considering, should be in the 40 to 50 cents area. So we feel pretty comfortable about the $2.50 - anywhere from $2.45 to $2.60 let's say, in that range.

                      And obviously this will have a - it will depend on situations like (unintelligible) where we don't know what's going to happen. But in a normal environment, and I would call normal last year, which was abnormal, in that kind of environment we feel pretty sure between the $2.40 to $2.60 with the Salant and Jantzen contributing to the core $1.80 really that we produced this year.

Timothy Page:         Just to add onto that, this year in a bad economy, we
                      basically went from - in our core business we were at $1.75. And on an apples to apples basis if you adjust it for (unintelligible) we're $1.40 last year. So that's a significant increase.

                      Our plan for next year shows really a very small increase in our core business. It shows that Jantzen really is around for the whole year and we get a full year benefit.

                      And then we have the Salant transaction on a very conservative basis coming into play in the second half of the year. And really we're, in terms of Salant, we're basically forecasting that business to be flat with this year even though that's not our expectation. So a lot of the $2.60 just comes from the math of rolling in two acquisitions that weren't there, weren't factors this last year.

(Jonas Freisel):      Okay.

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Timothy Page:         But they're not based on huge growth assumptions. They're
                      really just from the math of rolling these acquisitions into the - into our earnings base against, you know, the shares we have outstanding. It's leveraging a relatively, you know, few number of shares.

(Jonas Freisel):      Okay. And is your plate full now, or are you still looking for new licenses?

Timothy Page:         Well we're always looking for new licenses.

(Jonas Freisel):      Anything that could be on the horizon any time soon, or...

Timothy Page:         In terms of talking about us acquiring new licenses or us
                      signing up new licensees? I must - maybe I misunderstood your question.

(Jonas Freisel):      Acquiring.

Timothy Page:         I'll let George answer that.

George Feldenkreis:   We're always looking at situations. We don't have - our
                      plate is full for a few months anyway. It's very important to really complete the integration of Jantzen, which is still a work in process in the next few months, and be ready for next year.

                      We're in the process of hiring a very strong sales - sellers for the swimwear business. And if they come on board I think it's going to make a major difference in incremental business in the swimwear business.

                      At the same time we feel that the Salant acquisition and the variety of brands will open up tremendous opportunities in the Perry label plus all the other

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                      labels. And they - Salant is a big company. It's not a
                      small - they have 700 employees or something like that. And a large overseas office at Salant. There's a lot of work for the next few months.

(Jonas Freisel):      Okay.

George Feldenkreis:   But we're always looking. It's a hobby of ours.

(Jonas Freisel):      Great job guys. Thank you.

George Feldenkreis:   Thank you (Jonas).

Operator:             Your next question comes from (Nancy Kukashka).

(Nancy Kukashka):     Hi, this is (Nancy Kukashka).

George Feldenkreis:   Hi.

(Nancy Kukashka):     Hi. Sorry, just wasn't sure if you could hear me. Could
                      you - you didn't really talk too much about licensing. Can you give us a sense of whether or not there are any additional licenses in the works? And if there are licenses that you have signed that just really have not contributed much to revenues and what kind of growth we would expect to see in `03 if there's any more that are going to be contributing?

George Feldenkreis:   Well licensing is - we're always in the process of
                      negotiating with eight or ten licensees. This is happening right now with a bunch of licensees in Japan and Europe and other products in the United States. The problem with licensing is that it's a function sometime of what happens to a brand and the strength of the licensee.

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                      We have had tremendous increases on the Perry brand
                      licensing income since we bought it in 1999. But in the meantime we had a licensee, and Montgomery Ward was a licensee for Munsingwear that used to pay $100,000. And you know they don't exist. Fruit of the Loom used to pay $500,000 and they don't exist. So there have been in and outs of licensing.

                      I think that we have a - we're very focused on it, and we continue to get more licensees and some of our licensees have performed very, very well last year as (Tim) mentioned. And Perry Ellis footwear, fragrances, loungewear. So we managed to show an increase over last year.

                      And let me say that last year we had about $2 million of license income that was really in negotiation, letting licensees out of their contracts. So from our perspective the license income this year grew $4-$5 million. It was a big increase.

                      So next year we expect it to continue to increase. But it's really a function of how well the economy - the general economy does.

(Nancy Kukashka):     Okay. So right now if you said that you were basically
                      assuming modest growth in the core business, licenses would be included in that growth - in that type of growth assumption.

Timothy Page:         Yes.

George Feldenkreis:   But remember that Jantzen is a new brand and we have no
                      licensees in Jantzen. And for example Axis also has licensing income, etcetera. From that standpoint it's going to be - there should be an increase in licensing next year.

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(Nancy Kukashka):     Okay. But that I would have lumped into the Jantzen
                      franchise.

George Feldenkreis:   Yes.

(Nancy Kukashka):     That's a fair assumption.

Timothy Page:         Yes.

George Feldenkreis: Having said that remember that Salant contributed over $5 million to licensing. So next year you have to take that out and it should come in on the profit margin being better that (unintelligible) than they were at Salant.

(Nancy Kukashka):     Exactly, because you'll own it now.  Okay thanks.

Timothy Page:         Right.

Operator:             Again I would like to remind everyone in order to ask a
                      question please press star then the number 1 on your telephone keypad. At this time there are no further questions.

George Feldenkreis:   Okay. Since I already said good-bye I'll say good-bye
                      again. Thank you all.

Timothy Page:         Bye.

Operator:             This concludes today's Perry Ellis Yearend conference
                      call. Thank you for your participation. You may now disconnect.

                                       END

Forward-looking statements, that is statements that are not historical fact, in this webcast are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. It is important to note that these forward-looking statements reflect management's expectations and the actual results of Perry Ellis or Salant could differ materially from those expressed or indicated in such forward-looking statements.

Factors that could cause or contribute to such differences include but are not limited to changes in fashion trends, risks relating to the retail and apparel industry, use of contract manufacturing and foreign sourcing, integration of the acquisition, import restrictions, competition, seasonality, and other factors. Other risks and uncertainties are detailed in the Perry Ellis's filings with the SEC including PEI's Annual Report on Form 10K filed for the year ended January 31, 2003.

Any forward-looking statements speak only as of the day hereof and PEI disclaims any intent or obligation to update the same. PEI will file a Registration Statement on SEC Form S-4 and PEI and Salant will file a Joint Proxy Statement/Prospectus with the SEC in connection with the merger of a wholly owned subsidiary of PEI with and into Salant pursuant to the merger agreement dated February 3, 2003. PEI and Salant will mail to their respective stockholders a Joint Proxy Statement Prospectus containing information about the merger and the two companies.

Investors and shareholders are urged to read the Registration Statement and the joint proxy statement carefully when they become available. The Registration Statement and Joint Proxy Statement/Prospectus will contain important information about each of PEI and Salant, the merger, the persons who will be soliciting proxies related to the merger, their interest in the merger, and related matters and information. Investors and shareholders will be able to obtain free copies of these documents through the website maintained by the SEC at www.sec.gov or at one of the SEC's other public reference rooms in New York, NY or Chicago, Illinois.

Please call the SEC at 1-800-SEC-0330 for further information with respect to the SEC's public reference rooms. Free copies of these documents may be obtained by contacting Rosemary Trudeau, PEI's Vice President-Finance at (305) 418-1294. Ms. Trudeau's email address is rosemary.trudeau@PerryEllis.com.

PEI, Salant, and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the respective stockholder's of PEI and Salant with respect to the transactions contemplated by the merger agreement.

The Joint Proxy Statement/Prospectus will contain important information about the persons soliciting the proxies relating to the merger and their interests in such transactions. Information regarding PEI's officers and directors is included in PEI's Definitive Proxy Statement on Schedule 14A filed by PEI with the SEC on May 7, 2002 for its 2002 Annual Meeting of Shareholders. Information regarding Salant's officers and directors is included in Salant's Definitive Proxy Statement on Schedule 14A filed by Salant with the SEC on May 15, 2002 for its 2002 Annual Meeting of Shareholders.

Free copies of these documents may also be obtained from the SEC's website and also from each of the companies.